SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Charter Communications, Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

16117M305
(CUSIP Number)

Arthur R. Block, Esq. Senior Vice President, General Counsel and Secretary Comcast Corporation One Comcast Center Philadelphia, Pennsylvania 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to: David L. Caplan, Esq. William J. Chudd, Esq. Bruce K. Dallas, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

April 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16117M305

(1)	Names of reporting persons Comcast Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 26,858,577*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 26,858,577*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 24.8%**
(14)	Type of reporting person CO

*	Excludes Liberty Media Corporation’s 1,083,296 warrants to purchase shares of Charter Communications, Inc.’s Class A Common Stock.
**
For purposes of calculating beneficial ownership of Comcast Corporation, the total number of shares of Charter Communications, Inc.’s Class A Common Stock outstanding is 108,222,226 as of March 31, 2014, as reported by Charter Communications, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the Securities and Exchange Commission on April 30, 2014.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Comcast Corporation (“Comcast”) that it is the beneficial owner of any of the common stock of Charter Communications, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Issuer Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Atlantic Street, Stamford, Connecticut 06901.

Item 2. Identity and Background.

(a) Name of Person Filing	Comcast Corporation
(b) Address of Principal Business Office	One Comcast Center Philadelphia, Pennsylvania 19103-2838
(c) Principal Business	Development, management and operation of broadband cable networks, and in the provision of programming content.
(d) - (e) Criminal and Civil Proceedings
During the last five years, neither Comcast nor, to Comcast’s knowledge, any of the individuals referred to in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of organization	Pennsylvania

Item 3. Source and Amount of Funds or Other Consideration.

On April 25, 2014, Comcast and the Issuer entered into a binding agreement (the “Transactions Agreement”), which contemplates three transactions: (1) a contribution and spin-off transaction, (2) an asset exchange and (3) a purchase of assets (collectively, the “Transactions”). The Transactions are expected to be executed substantially contemporaneously with each other and will be consummated as promptly as practicable following the merger of a wholly owned subsidiary of Comcast, Tango Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), with Time Warner Cable Inc., a Delaware corporation (“TWC”), pursuant to the Agreement and Plan of Merger dated as of February 12, 2014, by and among Comcast, TWC and Merger Sub (the “Comcast-TWC Merger Agreement”), as previously announced by Comcast and TWC.

In connection with the Transactions, a wholly owned subsidiary of the Issuer (“New Charter”) will convert into a corporation and thereafter, a newly formed, wholly owned subsidiary of New Charter will merge with and into the Issuer with the effect that all shares of the Issuer will be converted into shares of New Charter and New Charter will survive as the publicly-traded parent company of the Issuer. Another newly formed, wholly owned subsidiary of New Charter will merge with and into a former wholly owned subsidiary of Comcast (“SpinCo”) which will hold and operate certain cable systems currently owned by Comcast and which will be spun-off as noted in clause (1) of the definition of Transactions above, with SpinCo surviving (the “Merger”). In the Merger, (i) New Charter will acquire certain SpinCo shares and (ii) in exchange for such SpinCo shares, the SpinCo shareholders will receive New Charter shares (the issuance of such New Charter shares, the “Stock Issuance”).

On April 25, 2014, concurrently with the execution of the Transactions Agreement, Comcast entered into a voting agreement (the “Voting Agreement”) with Liberty Media Corporation, a Delaware corporation (the “Stockholder”). Pursuant to the Voting Agreement, the Stockholder agreed, among other things, to vote all of its shares of the Issuer Common Stock (the “Subject Shares”) in favor of the Stock Issuance and any other matters for which the approval of the Issuer’s stockholders is reasonably necessary to consummate the transactions contemplated by the Transactions Agreement, and against any actions that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Transactions Agreement.

The Stockholder agreed, subject to certain exceptions, not to transfer its shares of the Issuer Common Stock during the term of the Voting Agreement. The Stockholder further agreed that, subject to certain exceptions, neither it nor certain related entities will knowingly acquire ownership of any SpinCo stock until the second anniversary of the Merger.

The Voting Agreement will terminate upon the earliest of (i) immediately prior to the consummation of the Transactions; (ii) the termination of the Transactions Agreement in accordance with its terms; (iii) the date on which the Transactions Agreement is modified, amended or supplemented, or any waiver is granted thereunder, which (A) is reasonably likely to have an adverse effect (other than a de minimis adverse effect) upon the Stockholder’s rights and benefits under the Voting Agreement or its existing stockholders agreement with the Issuer, (B) is reasonably likely to create any new or additional obligations upon the Stockholder, or (C) changes or modifies the formulas to be used in connection with the calculation of the New Charter shares to be issued to the shareholders of Comcast, if such changes or modifications are reasonably likely to result in a material increase in the number of New Charter shares to be issued to the shareholders of Comcast as compared to the number calculated to be issuable pursuant to the formulas included in the Transactions Agreement as of April 25, 2014; (iv) the valid termination of the Comcast-TWC Merger Agreement in accordance with its terms; (v) at any meeting of stockholders of the Issuer at which a vote of the Issuer’s stockholders is taken on the Stock Issuance and the Stock Issuance is not approved by the requisite voting percentage; and (vi) the earlier of (A) 150 days after completion of the Comcast-TWC transaction and (B) August 12, 2015.

Comcast purchased no shares pursuant to the Voting Agreement and Comcast has made no payments, and will not make any payments, to the Stockholder in connection with the Voting Agreement.

The descriptions of the Transactions Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated herein by reference.

Item 4. Purpose of Transaction.

As described in Item 3 above, which description is incorporated herein by reference in answer to this Item 4, this Statement is being filed in connection with the Voting Agreement between Comcast and the Stockholder. The Voting Agreement was entered into to facilitate the consummation of the Transactions pursuant to the Transactions Agreement between Comcast and the Issuer. The terms of the Voting Agreement apply to the Subject Shares, which Subject Shares, as of the date of the Voting Agreement, are further described in Item 5 below.

           Other than as set forth in this Statement, the Voting Agreement or the Transactions Agreement, neither Comcast nor, to Comcast’s knowledge, any person named in Appendix A hereto has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Comcast reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer.

(a) Other than the Subject Shares, which may be deemed to be beneficially owned by Comcast by virtue of the Voting Agreement, or as set forth on Appendix A hereto, neither Comcast nor, to Comcast’s knowledge, any of the persons named in Appendix A hereto has acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, beneficially owns any securities of the Issuer. As a result of the Voting Agreement, Comcast may be deemed to be the beneficial owner of 26,858,577 shares of the Issuer Common Stock, which constitutes approximately 24.8% of the outstanding shares of the Issuer Common Stock, based on 108,222,226 shares of the Issuer Common Stock outstanding as of March 31, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2014. Comcast is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as expressly provided in the Voting Agreement, and disclaims all beneficial ownership of the Subject Shares.

(b) Pursuant to the Voting Agreement, Comcast may be deemed to have shared power to vote 26,858,577 shares of the Issuer Common Stock held by the Stockholder. Other than pursuant to the Voting Agreement or as set forth on Appendix A hereto, neither Comcast nor, to Comcast’s knowledge, any persons named in Appendix A hereto has the power to vote or to direct the vote, dispose or to direct the disposition of, the Issuer Common Stock. For the applicable information required by Item 2 with respect to the Stockholder, please refer to Item 2 of the Schedule 13D filed by the Stockholder with the SEC on May 10, 2013 with respect to the Issuer Common Stock.

(c) Other than the Voting Agreement, the Transactions Agreement and the transactions contemplated thereby, or as set forth on Appendix A hereto, neither Comcast nor, to Comcast’s knowledge, any person named in Appendix A hereto has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Other than the Stockholder or as set forth on Appendix A hereto, to Comcast’s knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Comcast, or to Comcast’s knowledge, the other persons named in Item 2 or between Comcast, or to Comcast’s knowledge, the other persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1
Comcast/Charter Transactions Agreement dated as of April 25, 2014 between Comcast Corporation and Charter Communications, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

99.2
Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2014

Comcast Corporation

By	/s/ Arthur R. Block
Name: Arthur R. Block
Title: Senior Vice President, General Counsel and Secretary

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS
OF
COMCAST

Set forth below is a list of each executive officer and director of Comcast setting forth the name, business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each individual is a United States citizen, and unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Comcast.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)	Address of Corporation or Other Organization (if different from address provided in Column 1)
Michael J. Angelakis Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Vice Chairman and Chief Financial Officer

Kenneth J. Bacon* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Partner at RailField Partners, a financial advisory and asset management firm	RailField Partners 3900 Wisconsin Avenue, NW Washington, DC 20016

Sheldon M. Bonovitz* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman Emeritus of Duane Morris LLP, a law firm	Duane Morris LLP 30 South 17th Street Philadelphia, PA 19103

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, General Counsel and Secretary

Edward D. Breen* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838
Chairman of the Board and retired Chief Executive Officer of Tyco International Ltd., a global provider of security products and services, fire detection and suppression products and services and life safety products

Stephen B. Burke Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President; President and Chief Executive Officer, NBCUniversal, LLC and NBCUniversal Media, LLC

David L. Cohen Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President

Joseph J. Collins* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman of Aegis, LLC	155 Long Neck Point Road Darien, CT 06820

J. Michael Cook* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired Chairman and Chief Executive Officer of Deloitte & Touche

Gerald L. Hassell* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer of The Bank of New York Mellon Corporation, a global investments company	BNY Mellon One Wall Street New York, NY 10286

Jeffrey A. Honickman* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chief Executive Officer of Pepsi-Cola and National Brand Beverages, Ltd., a bottling and distribution company	Pepsi-Cola and National Brand Beverages, Ltd. 8275 N Route 130 Pennsauken, NJ 08110

Eduardo G. Mestre* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Advisor to Evercore Partners Inc., an independent investment banking advisory firm	Evercore Partners 55 East 52nd Street New York, NY 10055

Brian L. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Chairman and Chief Executive Officer

Ralph J. Roberts* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Founder and Chairman Emeritus of the Board of Directors

Johnathan A. Rodgers* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Retired President and Chief Executive Officer of TVOne, a cable network

Dr. Judith Rodin* Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	President of The Rockefeller Foundation	The Rockefeller Foundation 420 Fifth Ave New York, NY 10018

Lawrence J. Salva Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Senior Vice President, Chief Accounting Officer and Controller

Neil Smit Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838	Executive Vice President; President and Chief Executive Officer, Comcast Cable Communications, LLC

* Director

Notes:

(1) Mr. Joseph J. Collins owns 21,300 shares of the Issuer Common Stock. Comcast disclaims beneficial ownership of any such shares.

(2) Certain of the other individuals identified on this Appendix A may have beneficial ownership of de minimis amounts of Issuer Common Stock held in investment accounts for which such individuals hold discretionary authority. Comcast disclaims beneficial ownership of any such shares.

EXHIBITS INDEX

Exhibit No.	Description
99.1
Comcast/Charter Transactions Agreement dated as of April 25, 2014 between Comcast Corporation and Charter Communications, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).

99.2
Voting Agreement dated as of April 25, 2014 between Comcast Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Comcast Corporation on April 28, 2014).